Clean Simple Foods, Inc.



ANNUAL REPORT

49 VOSE FARM RD STE 120

PETERBOROUGH, NH 03458

(910) 623-0019

https://www.nuttinordinary.com/

This Annual Report is dated April 24, 2023.

BUSINESS

• Clean Simple Foods, Inc. ("CSF") is a corporation whose sole purpose is holding 100% of the membership interests in Nuttin' Ordinary, LLC ("Nuttin' ") and providing a vehicle for raising funds for Nuttin's operations and growth. CSF was incorporated in Delaware in February 2022 and acquired all interests in Nuttin' upon the date of incorporation. Nuttin' began operations in 2013 and is currently operated by its principal founding members.

• Nuttin Ordinary is a plant-based food manufacturing and marketing company breaking new ground in the consumer product industry. We are a minority-owned business making delicious, clean and simple ingredient premium cheese & products using age-old dairy-making techniques; coupled with modern-day science and data collection. Our cheese is cultured and fermented, a living food. We are located in the small New England town of Peterborough, New Hampshire where we own our manufacturing and proprietary process.

Previous Offerings

• Type of security sold: Convertible Note
Final amount sold: $1,170,000.00

Use of proceeds: Built out manufacturing, operating cost, sales/marketing
Date: December 31, 2022
Offering exemption relied upon: Rule 144

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $ 237,970.00
Number of Securities Sold: 151,404
Use of proceeds: FOUNDER SHARES: FORMATION OF C-CORP
Date: January 31, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Statements of the Company's financial position as of December 31, 2022 and 2021 and its results of operations for the calendar years then ended are incorporated herein as an attachment. Those Statements include footnotes which disclose detailed information about the Company's assets, liabilities, equity, ownership, revenues, production costs and expenses.

February 10 th, 2023
Management's Discussion & Analysis of Financial Position and Operations
We are pleased to provide you the enclosed consolidated financial statements of Clean Simple Foods, Inc for the calendar years ended December 31, 2022 & 2021.
As of December 31, 2022, cash & cash equivalents were $ 92,200 compared to $ 21,400 at the comparable prior year end. Significantly affecting this increase during 2022 were the sales of $ 232,000 of Subordinated Convertible Promissory Notes, collection of $ 124,000 of proceeds from a sale of common stock to the public, and management funding $ 52,000 of Company expenses using their personal funds. Management has continued its efforts to moderate cash outflows by deferring funding of projects and delaying payments of expenses to the extent practicable.
On September 16, 2022, CSF registered an Offering with the Securities and Exchange Commission under Regulation CrowdFunding. Under the Offering, potential investors were offered CSF common shares at a price of $1.75 per share. As of December 31, 2022, the Company
had sold 109,360 common shares for approximately $ 191,400. An additional 15,421 and 2,495 shares are issuable as bonus shares to reward early purchases or as fees earned by the CrowdFunding intermediary. The difference between the gross and net proceeds reflect the high

cost of raising capital which included, among other things, hiring a certified public accountant to review CSF's financial statements, management fees paid to the CrowdFunding intermediary, preparation of marketing materials, engagement of a campaign manager and campaign promoter.

Beginning in late calendar 2021, management began reducing inventory to accommodate changes
in the Company's product lines. The increase in inventory to $ 57,100 over the prior year
($ 49,200) reflects a $ 10,800 increase in finished goods & production-in-progress to fulfill
increased orders for the first quarter of 2023.

Difficult decisions affecting short-term sales were made in 2022 to reduce cash burn, prevent costly
inventory changes and position the Company for growth in 2023 and beyond. Net sales in 2022
were $ 193,300 compared to $ 263,500 (2021). This contraction was due to multiple factors. We
made the decision to conserve cash, service our existing accounts, and halt new account launches
while we pivot to a new brand name, i.e. Shire's. Secondly, sales reflect continuing inability to
fulfill substantial orders for our highly demanded and most profitable product (ravioli). The
principal cause of this has been the inability of our ravioli co-packer to process our product due to
their relocating their production facility. In effect, due to ravioli co-packer issues, we have had no
retail ravioli to sell during 2022, despite substantial orders. Management continues to monitor this
situation with the co-packer and has arranged for some amounts of ravioli to be produced for
institutional sales in the short-term. Lastly, due to cash constraints we were unable to properly
promote and support, at store level, the Wegmans account. Due to this, the shelf space we had
acquired for cheese was offered by Wegmans to other brands.

Aggravating this situation, the Company had an inadequate number of containers on-hand for the
most popular flavor of its cheese spread product. Combined with the second quarter's delayed
delivery of new form-factor containers, this necessitated deferral of some production & shipments
and increased inefficiencies as containers in inventory for other cheese spread products had to be
manually re-labeled.

Adding to these inefficiencies, when finally delivered during the second quarter of 2022, after
delays, equipment designed to increase production line through-put was not manufactured to our
specifications, reducing our expected through-put by 50%. During the third quarter of 2022, the
fabricator of that equipment failed to fulfill its contract, leaving the company with continuing
through-put restrictions. Negotiations to get the fabricator to fulfill its contract have not been
successful.

These inefficiencies have had a significant adverse effect on our costs of production and results of
operations. Also, the significant decrease in product sales volume adversely affected our ability to
absorb fixed costs, such as rent & depreciation.

Selling, Marketing & Advertising Expenses for 2022 were reduced slightly to $ 93,800 compared
to $ 108,770 (2021). Dollars used during 2021 were shifted from promotions, coupons, and broker

fees to increase investments in buyer samples, logo creation, branding, packaging redesign, attending food shows, and a contracted sales force.

General & Administrative Expenses during 2022 were above those of the prior year. The largest contributing factor to these increases was fees earned by various advisors during 2022. It is important to note that a significant portion of these fees are non-cash accruals expected to be paid

by the advisor's exercise of rights earned under their advisor agreements.

Financing Expenses during 2022 were significantly higher than those of the prior year. Substantially all of this increase was due to the increase in the amount of outstanding Subordinated

Convertible Promissory Notes.

Interest in what we are accomplishing at Nuttin Ordinary and the rapid growth in the Plant-Based Industry anticipated over the next five years bodes well for success of our five-year growth plan.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $92,170.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Statements of the Company's financial position as of December 31, 2022 and 2021 and its results of operations for the calendar years then ended are incorporated herein as an attachment. Those Statements include footnotes which disclose detailed information about the Company's assets, liabilities, equity, ownership, revenues, production costs and expenses.

All matters concerning Debt are disclosed in the abovementioned financial statements and footnotes thereto.

(a) During January 2023 the Company restructured all of the Subordinated Convertible Promissory Notes (the "Notes") and the Bridge Loans (the "Loans"), changing their maturity dates to February 29, 2024. Other terms of these Notes & Loans remain unchanged from those described in Note 4(b) below.

Clean Simple Foods, Inc.
Notes to Unaudited Financial Statements
As of December 31, 2022 & 2021 and
for the Calendar Years ended December 31, 2022 & 2021

(b) The Notes bear interest at 8%. Interest is payable at maturity but, in certain circumstances may be added to the principal balance for purposes of the Notes conversion.

Maturity of all Notes may be accelerated or the Notes converted into Company ownership interests upon the occurrence of certain events. If there is a 50% or more change in control of the Company, the NoteHolders may elect to either force acceleration of maturity or convert the Notes into common shares of CSF. If, prior to a change in control or the Notes' maturity, the Company executes a $ 750,000 or more Next Round Financing (the "Financing"), as defined, the Notes will automatically convert into the equity securities issued in connection with the Financing. Upon maturity, other than accelerated maturity upon a change in control, the Notes and accrued interest become immediately payable unless the holders of a majority of the value of the outstanding Notes vote to convert the Notes into common shares of CSF. In all cases of conversion, the conversion price is determined as defined in the Note agreement. If conversion occurs pursuant to the Financing, the conversion price is either the lesser of (i) 80% of the per share price of the securities issued in the Financing or (ii) if the Company's pre-money valuation is greater than $ 3,000,000 (the "Target Valuation"), then the Target Valuation divided by the total number of CSF's common shares outstanding and issuable under certain outstanding options & warrants, if any. All other conversions are priced using the Target Valuation.

(c) During 2022, the holders of the Bridge Loans agreed to convert their loans in the same manner as the Notes, upon the Notes' conversion being triggered by the Financing. The Bridge Loans bear interest at 8%. Interest is payable at maturity but, in certain circumstances may be added to the principal balance for purposes of the Loans conversion.

(d) Credit cards are used to finance operations. Minimum monthly payment requirements vary and have been met by the company. Interest rates applicable to credit card balances outstanding vary significantly. At December 31, 2022, they ranged from 21% to 27%, which is representative of rates applicable during 2022 and 2021. During 2022 and 2021 the weighted average credit card balances outstanding were $ 37,300 and $ 31,000, respectively. During 2022 and 2021 the highest outstanding balances on credit card debt were $ 38,100 and $ $ 33,271, respectively.

(e) The Company maintains a $ 25,000 Revolving Line of Credit (the "Revolver") with a bank. Borrowings under the Revolver bear interest at 2% above a published United States prime rate. As a result, the interest rate applicable to outstanding borrowings may vary. Borrowings under the Revolver may be repaid at any time but must be fully repaid in May 2024. Interest accruing on Revolver borrowings is payable monthly. The bank granting the Revolver requires that the Company maintain its deposit accounts with the bank and retains a right of set-off. Borrowings under the Revolver are collateralized by a 1 st security interest in all Company assets. The Revolver requires that all borrowings and accrued interest thereunder be paid in full for 30 consecutive days annually. During 2021, the bank waived the requirement to pay-down the borrowing for a 30-day period. During 2022 and 2021 Clean Simple Foods, Inc.

Notes to Unaudited Financial Statements

As of December 31, 2022 & 2021 and

for the Calendar Years ended December 31, 2022 & 2021

the weighted average balances outstanding and the highest balances outstanding under the Revolver were $ 25,000, respectively

(f) The PayPal Loan Builder Loan represents borrowing of $ 15,000, payable in monthly installments over one year and was fully repaid during 2022.

(g) During February 2020, the Company entered into a long-term debt agreement with the Monadnock Economic Development Corporation under which it borrowed $ 102,000. The loan bears interest at 5% and is repayable in equal monthly installments through May 17, 2031.

During 2021, the lender approved deferral of payments of the principal of this loan for the 12-months from July 2021 through June 2022. Interest on the outstanding balance was payable monthly during this period.

Funding for the loan comes from a Community Development Block Grant made available by an agreement between the Town of Peterborough and the State of New Hampshire. The loan is secured by a lien on all assets of the Company and the personal guarantees of the Company's Founding shareholders.

Among other things, the loan requires the Company to employ, for a period of time, no fewer than 6 employees who meet certain family income criteria. The Company has met this requirement.

(h) Note Payable to Bank is a Small Business Administration loan arranged & managed by the same Bank with which the Company maintains its Revolver (see (e) above). The Note bears interest at 6% and is payable in monthly installments of principal and interest through December 2025. The Note is guaranteed by a Founding shareholder. A Uniform Commercial Code lien has been filed by the Bank encumbering all the Company's assets.

(i) This note is payable to the Monadnock Economic Development Corporation and is secured by a 3 rd collateral lien on all Company assets. Additional collateral is required in the form of personal guarantees of any LLC member with more than a 7% interest in the LLC. With the LLC becoming solely-owned by CSF, CSF is currently the guarantor of the loan. It bears interest at 7% and is payable in monthly installments of principal & interest through March 2025.

During 2021, the lender approved deferral of payments of the principal and interest on this loan for the 12-months from July 2021 through June 2022.

(j) The New Hampshire Main Street Relief Fund Loan is an amount loaned under a state Covid-19 relief program. The Company received $ 21,366 of funding and repaid $1,366 of this amount, believing it qualified for forgiveness of the balance. During 2021,

Clean Simple Foods, Inc.

Notes to Unaudited Financial Statements

As of December 31, 2022 & 2021 and

for the Calendar Years ended December 31, 2022 & 2021

uncertainty arose regarding having met the forgiveness criteria. Accordingly, until the terms of this obligation are resolved, the Company has recorded the unpaid balance as a liability. This liability has been reclassified to Long-Term from Current as of December 31, 2022 due to the passage of time.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joshua Velasquez

Joshua Velasquez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer / Director

Dates of Service: January, 2013 - Present

Responsibilities: Primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and the corporate operations and being the public face of the company. Mr. Velasquez currently has the option to receive $50,000 as an annual salary for his role with the company and owns 49.96% of the company and, through proxies has voting control over 65.32% of the common shares outstanding

Name: Adam Hamilton

Adam Hamilton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Operating Officer / Director

Dates of Service: July, 2019 - Present

Responsibilities: Primary responsibilities include overseeing the company's business operations, ensuring effective operational and financial procedures and reports to the CEO. Mr. Hamilton currently has the option to receive $50,000 as an annual salary for his role with the company and owns 33.3 % of the company and has voting control over 33.3% of the common shares outstanding.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Joshua D. Velasquez
Amount and nature of Beneficial ownership: 1,090,909 common shares
Percent of class: 49.96%

Title of class: Common Stock
Stockholder Name: Adam R. Hamilton
Amount and nature of Beneficial ownership: 727,273 common shares
Percent of class: 33.3%

RELATED PARTY TRANSACTIONS

The company has not entered into any transactions with related parties.

OUR SECURITIES

The company has authorized Common Stock, and Convertible Promissory Notes

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,183,747 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

• Convertible Promissory Notes

The Notes will convert into Common stock and the terms of the Convertible Promissory Notes are outlined below:
Amount outstanding: $ 1,017,000.00
Maturity Date: February 29, 2024
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: See conversion details below

Material Rights

Maturity of all Notes may be accelerated, or the Notes converted into Company ownership interests upon the occurrence of certain events. If there is a 50% or more change in control of the Company, the NoteHolders may elect to either force acceleration of maturity or convert the Notes into a Common Voting Membership Interest in the Company. If, prior to a change in control or the Notes' maturity, the Company executes a $ 750,000 or more Next Round Financing (the "Financing"), as defined, the Notes will automatically convert into the Preferred Equity Securities issued in connection with the Financing. Upon maturity, other than accelerated maturity upon a change in control, the Notes and accrued interest become immediately payable unless the holders of a majority of the value of the outstanding Notes vote to convert the Notes into Common Voting Units. In all cases of conversion, the conversion price is determined as defined in the Note agreement. If conversion occurs pursuant to the Financing, the conversion price is either the lesser of (i) 80% of the per share price of the securities issued in the Financing or (ii) if the Company's pre-money valuation is greater than $ 3,000,000 (the "Target Valuation"), then the Target Valuation divided by the total number of Common Voting Units outstanding and issuable under certain outstanding options & warrants, if any.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds it will not succeed The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. The Company it will have to find sources of funding in addition to funds raised by this offering for some of the plans outlined in "Use of Proceeds." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material and adverse. Any projected results cannot be guaranteed. • We are reliant on one main type of service Currently, all of our cheese products are sold in a retail setting in one form factor and our ravioli products are sold to food service users in one form factor. Future sales may be made in other and various form factors as dictated by the marketplace. • Minority Holder; Securities with Voting Rights The Common Stock purchased under this offering has voting rights attached to them in proxy to the Founder, Joshua D. Velasquez, of the company. However, common stock owners under this offering will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. • You are trusting that management will make the best decisions for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore expressly trust the management of the Company to make good business decisions that grow your investment. • Our new products could fail to achieve our sales projections Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition We compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products or technologies. It should further be assumed that competition will intensify. • We are an early-stage company with a short operating history, limited revenues have not yet generated any profits The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nuttin' Ordinary has incurred net losses and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business The Company's success is largely dependent upon the personal efforts and abilities of its co-founders, Joshua Velasquez & Adam Hamilton, who make virtually all strategic and operational decisions with respect to the management and operation of the Company's business. The loss of either of the foregoing parties could have a material adverse effect on the operations and financial condition of the Company. Further, to be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • FDA The FDA has not evaluated the claims made by Nuttin Ordinary and all of our products. Our product is labeled as dairy-free Cheese and other claims that can be regulated. This could have a material effect on our business if regulation is to occur. • Deposit Law Nuttin Ordinary is participating to the best of its knowledge in all regulatory deposit and redemption laws. Laws may change from time to time and this could have a material effect on the business. • Labeling From time to time Nuttin Ordinary will review and update labeling on its packages. We work diligently to ensure there is no material risk of loss due to this labeling, but from time to time we will get consumer complaints and we will address those to the best of our ability. In certain cases that may not be enough in the eyes of the complainant and they may pursue alternative actions. • Shelf-life risk Consistent with industry practices, we maintain and manage product shelf-life in our warehouses and facilities once the product is transferred to and from distributor, retail and consumer, which results in a product change of control . As such, we cannot be held responsible or liable for poorly rotated inventory in store or in the event a consumer consumes out-of-date inventory in the marketplace. • Covid/Natural Disasters Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, the World Health Organization declared the outbreak of a novel strain of coronavirus, COVID-19, to constitute a pandemic. This outbreak materially adversely affected our results of operations. While the outbreak has reduced in scope and severity, there can be no assurance that it not continue to adversely affect our operating results. • Tax Risks Associated with Owning Securities This information is not intended to and does not provide potential investors with detailed advice related to how the purchase, ownership and disposition of Securities in the Company will be treated for federal or state income tax purposes. The Company urges potential investors to consult with their respective tax advisors for a detailed explanation of how their individual tax-related issues might affect an investment in Securities. • Timing of Tax Liabilities The timing of tax liabilities may not occur in the same year as any distribution of funds (if any). • Regulatory and Compliance To the best of its knowledge, the Company is materially compliant with all applicable local, state and federal regulations concerning its current business and products. Applicable laws may change from time to time which could have a material effect on the Company's business. The US Food and Drug Administration has not evaluated the claims made by the Company and our products. Our packaging and products contain wording and ingredients that may be regulated, which if regulated could have a material effect on our business. From time to time the Company will complete regulatory and compliance reviews based on evolving interpretations and industry practices, such as updating package labeling. Nevertheless, from time to time the Company may receive complaints, formal and informal, from consumers and their purported representatives. The Company evaluates each claim and engages legal counsel if and when appropriate. At this time and based on its current procedures, the Company is not aware of a material credible claim against the Company. • Limited Operating History The Company, through its subsidiaries, began its business operations in 2014, and as such it has a limited operating history. In addition to our present financial condition, a number of uncertainties exist that could have an impact on our future operating results, including general economic conditions, relevant market attitude towards our products, market entry of competitors, and numerous other competitive factors. Prospective investors should not use historical, industry or other trends to anticipate our results or trends in future periods. Moreover, there is no assurance that we will achieve our business plan. Our prospects, therefore, must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in the highly competitive consumer products industry. There is no assurance that we can successfully market our products or generate revenues sufficient to achieve profitable operations. We may never be profitable. • Operating Results May Fluctuate Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include, but are not limited to, the following: (1) our ability to maintain customer satisfaction; (2) international, federal, state or local government laws, regulations, and other governmental actions and interpretations thereof; (3) the introduction of new products by competitors; (4) increasing customer acceptance and confidence in the Company's products; (5) our ability to increase awareness of our brand and convince customers of the superior quality of our products; (6) general micro- and macro-economic conditions; and (7) certain events of force majeure, including but not limited to: weather; fire; flood; storms; hurricane; tropical storm; other natural disasters and acts of God; work stoppages; strikes; accidents; protests, riots and other events of unrest; interruptions, loss, malfunctions, or attacks of utilities, communications or computer (software and hardware) services; acts or omissions of any government, or any rules, regulations or orders issued by any governmental authority or by any officer, department, agency or instrumentality thereof.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

Clean Simple Foods, Inc.

By   /s/ *JOSHUA D. VELASQUEZ*

Name: Clean Simple Foods, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Dear Clean Simple Foods, Inc (CSF) Investors,

Thank you for your faith in and commitment to CSF; whose business is currently described in this CPG space as "crafting delicious premium cheese and food using only clean & simple 100% plant-based ingredients."

CSF's financial statements for the years ended December 31, 2022 & 2021 are included with this letter. A discussion of CSF's results of operations and financial position is attached to those financial statements. You will find that we have sacrificed sales in the short-term to position for growth in 2023 and beyond. It has been a successful year staging for growth both strategically and fundraising, coupled with a challenging operational year. We've also been receiving significant local press as you will have seen from the many emails we sent during the year regarding news stories, business journal articles, the AD USA Private Label Incubator Program, Pro Bono Boston Consulting Group (BCG) services to craft a pitch deck & PR Strategy, and multiple Podcasts.

As alluded to above, 2022 has been successful on the strategy & fundraising fronts and staging for sales growth. Many of you have attended our meetings with our team of three Strategic Advisors and heard their background and the plan for growth and the opportunity they see for our business. Together, our advisors bring 100+ years of experience in all aspects of natural products. These advisors have been guiding our five-year growth hypothesis. We've been pitching to VC's, family shops, and Angel groups who have a focus and expertise in health and wellness. We've engaged a contractor-based sales force, named "Dirty Hands", which has come recommend by both Rick & Elliot.

Working with our Strategic Advisors and consultants, the decision has been made to rebrand under the name Shire's (shy·ur's). Rather than an ingredient-defined name, this is a name upon which we can build a multi-product brand based on quality, craft, ingredients, and where our products are being produced. With this branding, we can select colors and a look & feel that better resonate with our consumers. Strategically, Shire's is being positioned as a platform, increasing our current value & value to potential acquirers. As an example, the relatively new brand "Kind" originated as a producer of health bars, was acquired, and is now offering granola, ice cream etc. under that brand name.

We are currently in round two of the design phase of the new branding. Our three (3) flavors of ravioli are going through branding & packaging design first and 2023 sales will be largely focusing on selling the frozen ravioli line to new and existing retailers. Upon completion of the ravioli bag design, we will launch a new website and start the design update on our cheese spread and cream cheese lines. We anticipate going to market with the new branding, look & feel in March.

On the fundraising front, during 2022, we attracted new investor financing to the tune of nearly ½ million dollars. As we continue fundraising in 2023, we are focusing on two vehicles which are designed to meet current financial market objectives. Those are a debt option and an equity option. Our advisors have helped us craft these investment vehicles and are aiding in introductions to and conversations with potential investors. If you have an interest in learning more about these funding vehicles or if you believe folks in your network might have an interest, please do not hesitate to reach out to Adam or myself for more detailed information.

As discussed above, our Frozen Ravioli line will be available again in 2023. We have partnered with a new copacker who has the capacity and ability to produce three flavors of ravioli (cheese, spinach & cheese and roasted garlic & cheese). Our sales force is currently out gaining pre-commitments for our ravioli line with increasing success.

Please read the attachments and feel free to reach-out to us with any questions you have about Nuttin®, CSF or our plans.

Sincerely,

Josh & Adam

Josh D. Velasquez & Adam R. Hamilton
josh@nuttinordinary.com
Clean Simple Foods, Inc.

Principal Executive Officer Financial Statement Certification

I, Joshua Velasquez, the Chief Executive Officer of Clean Simple Foods, Inc. hereby certify that the financial statements of Clean Simple Foods, Inc. and the notes thereto as of and for the calendar years ended December 31, 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported therein. Clean Simple Foods, Inc. has not yet filed its federal tax returns for the calendar year ended December 31, 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 04/10/2023.

Joshua D. Velasquez (Signature)

Chief Executive Officer

04/10/2023

[Attach CY2022 Financial Statements (with Notes & Index) and MD&A]

Clean Simple Foods, Inc.

Financial Statements (unaudited)
   and
Management's Discussion & Analysis of Financial Position and Operations

As of December 31, 2022 and 2021
   and
For the years ended December 31, 2022 & 2021

February 10th, 2023

Management's Discussion & Analysis of Financial Position and Operations

We are pleased to provide you the enclosed consolidated financial statements of Clean Simple Foods, Inc for the calendar years ended December 31, 2022 & 2021.

As of December 31, 2022, cash & cash equivalents were $ 92,200 compared to $ 21,400 at the comparable prior year end. Significantly affecting this increase during 2022 were the sales of $ 232,000 of Subordinated Convertible Promissory Notes, collection of $ 124,000 of proceeds from a sale of common stock to the public, and management funding $ 52,000 of Company expenses using their personal funds. Management has continued its efforts to moderate cash outflows by deferring funding of projects and delaying payments of expenses to the extent practicable.

On September 16, 2022, CSF registered an Offering with the Securities and Exchange Commission under Regulation CrowdFunding. Under the Offering, potential investors were offered CSF common shares at a price of $1.75 per share. As of December 31, 2022, the Company had sold 109,360 common shares for approximately $ 191,400. An additional 15,421 and 2,495 shares are issuable as bonus shares to reward early purchases or as fees earned by the CrowdFunding intermediary. The difference between the gross and net proceeds reflect the high cost of raising capital which included, among other things, hiring a certified public accountant to review CSF's financial statements, management fees paid to the CrowdFunding intermediary, preparation of marketing materials, engagement of a campaign manager and campaign promoter.

Beginning in late calendar 2021, management began reducing inventory to accommodate changes in the Company's product lines. The increase in inventory to $ 57,100 over the prior year ($ 49,200) reflects a $ 10,800 increase in finished goods & production-in-progress to fulfill increased orders for the first quarter of 2023.

Difficult decisions affecting short-term sales were made in 2022 to reduce cash burn, prevent costly inventory changes and position the Company for growth in 2023 and beyond. Net sales in 2022 were $ 193,300 compared to $ 263,500 (2021). This contraction was due to multiple factors. We made the decision to conserve cash, service our existing accounts, and halt new account launches while we pivot to a new brand name, i.e. Shire's. Secondly, sales reflect continuing inability to fulfill substantial orders for our highly demanded and most profitable product (ravioli). The principal cause of this has been the inability of our ravioli co-packer to process our product due to their relocating their production facility. In effect, due to ravioli co-packer issues, we have had no retail ravioli to sell during 2022, despite substantial orders. Management continues to monitor this situation with the co-packer and has arranged for some amounts of ravioli to be produced for institutional sales in the short-term. Lastly, due to cash constraints we were unable to properly

promote and support, at store level, the Wegmans account. Due to this, the shelf space we had acquired for cheese was offered by Wegmans to other brands.

Aggravating this situation, the Company had an inadequate number of containers on-hand for the most popular flavor of its cheese spread product. Combined with the second quarter's delayed delivery of new form-factor containers, this necessitated deferral of some production & shipments and increased inefficiencies as containers in inventory for other cheese spread products had to be manually re-labeled.

Adding to these inefficiencies, when finally delivered during the second quarter of 2022, after delays, equipment designed to increase production line through-put was not manufactured to our specifications, reducing our expected through-put by 50%. During the third quarter of 2022, the fabricator of that equipment failed to fulfill its contract, leaving the company with continuing through-put restrictions. Negotiations to get the fabricator to fulfill its contract have not been successful.

These inefficiencies have had a significant adverse effect on our costs of production and results of operations. Also, the significant decrease in product sales volume adversely affected our ability to absorb fixed costs, such as rent & depreciation.

Selling, Marketing & Advertising Expenses for 2022 were reduced slightly to $ 93,800 compared to $ 108,770 (2021). Dollars used during 2021 were shifted from promotions, coupons, and broker fees to increase investments in buyer samples, logo creation, branding, packaging redesign, attending food shows, and a contracted sales force.

General & Administrative Expenses during 2022 were above those of the prior year. The largest contributing factor to these increases was fees earned by various advisors during 2022. It is important to note that a significant portion of these fees are non-cash accruals expected to be paid by the advisor's exercise of rights earned under their advisor agreements.

Financing Expenses during 2022 were significantly higher than those of the prior year. Substantially all of this increase was due to the increase in the amount of outstanding Subordinated Convertible Promissory Notes.

Interest in what we are accomplishing at Nuttin Ordinary and the rapid growth in the Plant-Based Industry anticipated over the next five years bodes well for success of our five-year growth plan.

Clean Simple Foods, Inc
Statements of Financial Position (Unaudited)
As of December 31, 2022 and 2021*

[Restated for Combination with Nuttin' Ordinary LLC and to Conform with 2022 Classifications]*

	As of December 31,			
	2022		2021*	
ASSETS				
Current				
Cash & Cash Equivalents		$ 92,170		$ 21,390
Trade Accounts Receivable, net of discounts & allowances		7,715		6,863
Inventory *(See Note 2)*		57,100		49,200
CrowdFunding Proceeds Receivable, net of Funding-Raising Costs		41,815		-
Other		1,946		2,624
Total Current Assets		***200,746***		***80,077***
Leasehold Improvements, Equipment, and Furniture & Fixtures, net of accumulated depreciation of $ 134,591 & $ 106,270 *(See Note 3)*		223,044		252,699
Operating Lease Right-of-Use-Asset, net of accumulated amortization of $ 120,137 & $ 88,570 *(See Notes 3 & 4)*		83,192		114,759
Other		3,000		4,840
Total Assets		***$ 509,982***		***$ 452,375***
LIABILITIES & SHAREHOLDERS' EQUITY/(DEFICIT)				
Liabilities				
Current				
Trade Accounts Payable		$ 10,122		$ 11,530
Accrued Expenses		54,859		45,311
Operating Lease Liability		30,460		31,567
Shareholders' Financing		56,163		4,205
Debt *(See Note 4)*				
Credit Card Balances Outstanding	$ 37,482		$ 34,391	
Bank Revolving Line of Credit	24,939		25,000	
PayPal Loan Builder	-		10,097	
Current Portion of Long-Term Debt	34,327	96,748	23,459	92,947
Total Current Liabilities		***248,352***		***185,560***
Long-Term Debt, net of current portion *(See Note 4)*				
Subordinated Convertible Promissory Notes	1,117,000		885,000	
Bridge Loans	102,000		102,000	
Other	146,704	1,365,704	179,009	1,166,009
Operating Lease Liability, net of amortization & current portion		52,731		83,192
Accrued Interest on Investor Instruments		222,669		134,559
Advisor Deferred Compensation		22,500		-
Other		35,000		43,000
Total Liabilities		***1,946,956***		***1,612,320***
Shareholders' Equity/(Deficit)				
Common Stock				
Par	$ 22		$ 19	
Additional Paid-In Capital, net of Costs of Raising Capital	226,131	226,153	79,981	80,000
Deficit				
Prior to Incorporation	(1,320,964)		(1,239,945)	
Subsequent to Incorporation	(342,163)	(1,663,127)	-	(1,239,945)
Shareholders' Equity/(Deficit) - net		***(1,436,974)***		***(1,159,945)***
Total Liabilities & Shareholders' Equity/(Deficit)		***$ 509,982***		***$ 452,375***

See Notes to Financial Statements

CONFIDENTIAL

Clean Simple Foods, Inc.
Statements of Operations (Unaudited)
For the Calendar Years Ended December 31, 2022 & 2021*

| Page 2 |

[* Restated for Combination with Nuttin' Ordinary LLC and to Conform with 2022 Classifications]

		2022		2021 *
Sales				
Chain Supermarkets & Private Retailers	$	211,111	$	291,149
OnLine		7,566		12,538
Total Sales		*218,677*		*303,687*
Less: Discounts, chargebacks & allowances		25,374		40,217
Net Sales		*193,303*		*263,470*
Cost of Goods Sold		233,583		273,921
Gross (Loss) on Sales		*(40,280)*		*(10,451)*
Selling, Marketing & Advertising Expenses		93,777		108,770
General & Administrative Expenses		176,428		*107,945*
Financing Expenses		112,697		87,142
Total Expenses		*382,902*		*303,857*
Ordinary (Loss)		*(423,182)*		*(314,308)*
Non-Operating Item -- Covid-19 Relief Debt		-		(18,444)
Net (Loss)	$	*(423,182)*	$	*(332,752)*

See Notes to Financial Statements

Clean Simple Foods, Inc.
Statements of Cash Flows (Unaudited)
For the Calendar Years Ended December 31, 2022 and 2021*

| Page 3 |

*[* Restated for Combination with Nuttin' Ordinary LLC and to Conform with 2022 Classifications]*

	2022	2021*
OPERATING ACTIVITIES		
Net Loss for the Period	$ (423,182)	$ (332,752)
Cash Provided/(Used) by Operating Activities:		
Decrease in Trade Accounts Receivable	2,748	52,849
(Increase)/Decrease in Inventory	(7,900)	21,600
Decrease in Other Assets	2,518	17,057
(Decrease) in Trade Accounts Payable	(1,408)	(2,729)
Increase in Accrued Interest Payable	88,384	63,479
(Decrease)/Increase in Accrued Expenses & Other Liabilities	(4,604)	11,035
Reinstatement of Covid-19 Relief Debt	-	18,444
(Gain) on Disposals of Machinery & Equipment	(4,584)	(10,574)
Depreciation	37,126	35,757
Total Adjustments to Reconcile Net Loss to Cash Used by Operating Activities	112,280	206,918
Cash (Used) by Operating Activities	***(310,902)***	***(125,834)***
INVESTING ACTIVITIES		
Expenditures for Leasehold Improvements and Equipment	(9,613)	(24,766)
Retirements, net of depreciation	2,142	10,081
Gain on Disposals of Machinery & Equipment	4,584	10,574
Cash (Used) by Investing Activities	***(2,887)***	***(4,111)***
FINANCING ACTIVITIES		
Proceeds from CrowdFunding, net of expenses	104,336	-
Proceeds from sales of Subordinated Convertible Promissory Notes	232,000	90,000
Net Increase in Financing Provided by Shareholders	51,958	595
Advisor Compensation Rights	22,500	-
(Payments) of LongTerm Debt	(21,437)	(9,257)
Increase in Credit Card Balances Outstanding	5,370	4,450
Proceeds from Bridge Loans	-	52,000
(Payments) of Revolving Credit Line	(61)	-
(Repayment of)/Proceeds from PayPal Loan Builder Debt	(10,097)	15,000
(Reinstatement) of Covid-19 Relief Debt	-	(18,444)
Cash Provided by Financing Activities	***384,569***	***134,344***
Net Cash Provided/(Used) during Period	***70,780***	***4,399***
CASH & CASH EQUIVALENTS		
Beginning of Period	21,390	16,991
End of Period	$ ***92,170***	$ ***21,390***

See Notes to Financial Statements

Clean Simple Foods, Inc.

Notes to Unaudited Financial Statements

As of December 31, 2022 & 2021 and

   for the Calendar Years ended December 31, 2022 & 2021

Note 1 – Organization & Basis of Presentation of Financial Statements

Clean Simple Foods, Inc. ("CSF") was incorporated in the State of Delaware on April 5, 2022 by the Founders of Nuttin' Ordinary LLC (a New Hampshire Limited Liability Company partnership) ("Nuttin' ") (collectively, "Company"). CSF was created to enable the conversion of the LLC Members' interests in Nuttin' into shares of a C-Corporation as defined by the Internal Revenue Code. On the date of incorporation, the Members of Nuttin' assigned 100% of their partnership interests in Nuttin' to CSF in exchange for common shares of CSF. The Members received common shares in direct proportion to their ownership interests in the partnership. As a result, CSF became the sole-owner/member of Nuttin', which retains its status as an LLC. CSF has a bank account, accounts receivable related to equity transactions, and common shares authorized & outstanding and no other assets, liabilities or activities other than those of Nuttin'. CSF's Board of Directors is comprised solely of Nuttin's Founders and that Board has engaged the Founders as the President/CEO and Chief Financial Officer & Secretary of CSF.

The effect of this assignment was to combine the accounts of Nuttin' with those of CSF and to change the character of the ownership interests from those of a partnership to those of a corporation. For accounting purposes, this change is a "business combination of entities under common control," not an acquisition. Accordingly, there are no changes in the carrying amounts of Nuttin's assets or liabilities.

At the date of incorporation, the Members' exchanged their $80,000 of LLC Membership interests for 2,000,000 common shares of CSF. There being no other changes in the accounts of either Nuttin' or CSF, accounting for a business combination of entities under common control dictates that the effects of this combination be applied retroactively. While, technically, CSF did not exist prior to April 05, 2022, the most meaningful presentation of these financial statements is to present the LLC's membership interests prior to April 05, 2022 as though they were the CSF shareholder interests.

The accompanying financial statements of CSF are presented on the basis of United States Generally Accepted Accounting Principles ("GAAP"). CSF's operating year ends on December 31st.

Business

Nuttin' (CSF's 100%-owned LLC) is an alternative-protein and fermented foods manufacturing and marketing company. Nuttin' makes premium cheese & products using age-old dairy making techniques, coupled with modern day science and data collection. Nuttin's cheese is cultured and fermented, a living food. CSF's sole business is raising funds for Nuttin's operations and holding its investment in Nuttin'.

Going Concern Basis

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Clean Simple Foods, Inc.
Notes to Unaudited Financial Statements
As of December 31, 2022 & 2021 and
   for the Calendar Years ended December 31, 2022 & 2021

The Company's ability to continue as a going concern in the twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Retroactive Effect of Debt Restructuring

During January 2023 the Company restructured all of its Subordinated Convertible Promissory Notes and its Bridge Loans to extend their maturity dates to February 29, 2024 from their maturity date of January 31, 2023. Retroactive effect has been given to this restructuring in the accompanying financial statements. As a result, these obligations are reported as Long-Term as of December 31, 2022 in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash & Cash Equivalents represent monetary amounts available on demand and deposits-in-transit which will be realized within five business days.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable represent claims on customers for products shipped, net of discounts and estimated uncollectible amounts. Products shipped are not contractually subject to return.

Inventory

Inventories are stated at the lesser of (i) cost (on a first-in, first-out basis) or (ii) net sales value less a reasonable gross profit.

Leasehold Improvements, Equipment and Furniture & Fixtures

Leasehold Improvements, Equipment and Furniture & Fixtures are stated at cost, less depreciation. Depreciation is calculated using the straight-line method over the lesser of the expected useful asset lives or, where applicable, the period of the related lease (including extensions where management has a reasonable basis to believe it will exercise such extension rights).

Leases

The Company's premises lease is an Operating Lease of greater than 12-month duration. Accordingly, it is a Right-of-Use-Asset ("RUA"). The premises lease payments have been discounted at a rate equal to the Company's then cost of long-term borrowing (6%) and the discounted amount has been recorded as an Operating Lease RUA and Liability. The RUA and related liability are being amortized over the life of the lease. Amortization is offset against the related Operating Lease Liability, not charged to operations. The lease provides for some "rent free" periods and escalating payments over its life. Lease expense is charged to operations on an equalized basis over the life of the lease.

Revenue Recognition

Revenues are recognized at date of product shipment, customers having no contractual recourse for returns.

Cost of Goods Sold

Costs of goods sold are recognized at the time of recognizing the related revenue and includes all costs directly related to the production, storage, and shipment of goods upon sale. These costs include ingredients, production labor, supplies & services used to produce goods, packaging and directly relatable expenses such as production equipment depreciation.

Fair Value of Financial Instruments

The Company's financial instruments include current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) and the Company's Operating Lease RUA. Except for the RUA, the carrying amounts of financial instruments approximate fair value due to the short-term nature of such instruments. The RUA is carried at its discounted value.

Capital Transactions

CSF records sales of its common stock upon payment of the purchaser for the shares sold. Payments made to an intermediary for such purchases are recorded as amounts due from the intermediary. Costs directly attributable to raising capital are offset against the Additional Paid-in Capital raised.

Clean Simple Foods, Inc.

Notes to Unaudited Financial Statements

As of December 31, 2022 & 2021 and
for the Calendar Years ended December 31, 2022 & 2021

Note 2 – Inventory

As of December 31, 2022 & 2021, inventory is comprised of the following:

	2022	2021
Production, packaging & shipping supplies	$ 23,400	$ 24,900
Product ingredients	10,800	12,200
Finished goods & production-in-progress	22,900	12,100
	$ 57,100	$ 49,200

Note 3 – Leasehold Improvements, Equipment and Furniture & Fixtures and Operating Lease Right-of-Use-Asset

As of December 31, 2022 & 2021, leasehold improvements, equipment and furniture & fixtures are comprised of the following (see note 4):

	2022	2021
Leasehold improvements	$ 209,115	$ 209,115
Production equipment	143,036	144,370
Production & administrative furniture & fixtures	5,484	5,484
	357,635	358,969
Allowance for depreciation	(134,591)	(106,270)
	$ 223,044	$ 252,699

The Operating Lease Right-of-Use-Asset represents the present value of the Company's lease payments for rental of its premises. The payments vary over the lease period and are payable through September 2025.

Changes in leasehold improvements, equipment and furniture & fixtures during the years ended December 31, 2022 & 2021 were as follows:

	2022	2021
Balance as of January 1,	$ 252,699	$ 273,771
Additions	9,613	24,766
Retirements, net of depreciation	(2,142)	(10,081)
Depreciation & amortization	(37,126)	(35,757)
Balance as of December 31,	$ 223,044	$ 252,699

Note 4 – Short-Term Financing, Debt Obligations and Operating Lease Liability

   Short-Term Financing

In the course of operations, two shareholders provide short-term financing to the Company by making purchases on the Company's behalf and, on occasion, depositing cash into the Company's bank accounts. The shareholders are reimbursed as Company funds become available. This financing is not covered by a formal debt instrument, is not collateralized, has no maturity, and bears no interest. Accordingly, it is reported in the financial statements as a current liability.

During 2022 and 2021, the weighted average balances outstanding under this arrangement were $ 28,000 and $ 4,000, respectively. During 2022 and 2021 the highest balances outstanding under this arrangement were $ 56,200 and $ 4,205, respectively.

   Debt Obligations

Short-Term & Long-Term Debt obligations as of December 31, 2022 & 2021 are comprised of the following:

	2022	2021
Short-Term Debt Obligations:		
Credit Card Balances Outstanding (d)	$ 37,482	$ 34,391
Bank Revolving Line of Credit (e)	24,939	25,000
PayPal Loan Builder Loan (f)	-	10,097
Current portion of long-term debt	34,327	23,459
	$ 96,748	$ 92,947
Long-Term Debt Obligations:		
Subordinated Convertible Promissory Notes (a & b)	$ 1,117,000	$ 885,000
Bridge Loans (a & c)	102,000	102,000
Community Development Block Grant (g)	89,039	93,244
Note payable to bank (h)	48,012	62,199
Note payable to regional development authority (i)	23,980	27,025
New Hampshire Main Street Relief Fund Loan (j)	20,000	20,000
	1,400,031	1,189,468
Current portion	(34,327)	(23,459)
	$ 1,365,704	$ 1,166,009

(a) During January 2023 the Company restructured all of the Subordinated Convertible Promissory Notes (the "Notes") and the Bridge Loans (the "Loans"), changing their maturity dates to February 29, 2024. Other terms of these Notes & Loans remain unchanged from those described in Note 4(b) below.

(b) The Notes bear interest at 8%. Interest is payable at maturity but, in certain circumstances may be added to the principal balance for purposes of the Notes conversion.

Maturity of all Notes may be accelerated or the Notes converted into Company ownership interests upon the occurrence of certain events. If there is a 50% or more change in control of the Company, the NoteHolders may elect to either force acceleration of maturity or convert the Notes into common shares of CSF. If, prior to a change in control or the Notes' maturity, the Company executes a $ 750,000 or more Next Round Financing (the "Financing"), as defined, the Notes will automatically convert into the equity securities issued in connection with the Financing. Upon maturity, other than accelerated maturity upon a change in control, the Notes and accrued interest become immediately payable unless the holders of a majority of the value of the outstanding Notes vote to convert the Notes into common shares of CSF. In all cases of conversion, the conversion price is determined as defined in the Note agreement. If conversion occurs pursuant to the Financing, the conversion price is either the lesser of (i) 80% of the per share price of the securities issued in the Financing or (ii) if the Company's pre-money valuation is greater than $ 3,000,000 (the "Target Valuation"), then the Target Valuation divided by the total number of CSF's common shares outstanding and issuable under certain outstanding options & warrants, if any. All other conversions are priced using the Target Valuation.

(c) During 2022, the holders of the Bridge Loans agreed to convert their loans in the same manner as the Notes, upon the Notes' conversion being triggered by the Financing. The Bridge Loans bear interest at 8%. Interest is payable at maturity but, in certain circumstances may be added to the principal balance for purposes of the Loans conversion.

(d) Credit cards are used to finance operations. Minimum monthly payment requirements vary and have been met by the company. Interest rates applicable to credit card balances outstanding vary significantly. At December 31, 2022, they ranged from 21% to 27%, which is representative of rates applicable during 2022 and 2021. During 2022 and 2021 the weighted average credit card balances outstanding were $ 37,300 and $ 31,000, respectively. During 2022 and 2021 the highest outstanding balances on credit card debt were $ 38,100 and $ $ 33,271, respectively.

(e) The Company maintains a $ 25,000 Revolving Line of Credit (the "Revolver") with a bank. Borrowings under the Revolver bear interest at 2% above a published United States prime rate. As a result, the interest rate applicable to outstanding borrowings may vary. Borrowings under the Revolver may be repaid at any time but must be fully repaid in May 2024. Interest accruing on Revolver borrowings is payable monthly. The bank granting the Revolver requires that the Company maintain its deposit accounts with the bank and retains a right of set-off. Borrowings under the Revolver are collateralized by a 1st security interest in all Company assets. The Revolver requires that all borrowings and accrued interest thereunder be paid in full for 30 consecutive days annually. During 2021, the bank waived the requirement to pay-down the borrowing for a 30-day period. During 2022 and 2021 the weighted average balances outstanding and the highest balances outstanding under the Revolver were $ 25,000, respectively

(f) The PayPal Loan Builder Loan represents borrowing of $ 15,000, payable in monthly installments over one year and was fully repaid during 2022.

(g) During February 2020, the Company entered into a long-term debt agreement with the Monadnock Economic Development Corporation under which it borrowed $ 102,000. The loan bears interest at 5% and is repayable in equal monthly installments through May 17, 2031.

During 2021, the lender approved deferral of payments of the principal of this loan for the 12-months from July 2021 through June 2022. Interest on the outstanding balance was payable monthly during this period.

Funding for the loan comes from a Community Development Block Grant made available by an agreement between the Town of Peterborough and the State of New Hampshire. The loan is secured by a lien on all assets of the Company and the personal guarantees of the Company's Founding shareholders.

Among other things, the loan requires the Company to employ, for a period of time, no fewer than 6 employees who meet certain family income criteria. The Company has met this requirement.

(h) Note Payable to Bank is a Small Business Administration loan arranged & managed by the same Bank with which the Company maintains its Revolver (see (e) above). The Note bears interest at 6% and is payable in monthly installments of principal and interest through December 2025. The Note is guaranteed by a Founding shareholder. A Uniform Commercial Code lien has been filed by the Bank encumbering all the Company's assets.

(i) This note is payable to the Monadnock Economic Development Corporation and is secured by a 3rd collateral lien on all Company assets. Additional collateral is required in the form of personal guarantees of any LLC member with more than a 7% interest in the LLC. With the LLC becoming solely-owned by CSF, CSF is currently the guarantor of the loan. It bears interest at 7% and is payable in monthly installments of principal & interest through March 2025.

During 2021, the lender approved deferral of payments of the principal and interest on this loan for the 12-months from July 2021 through June 2022.

(j) The New Hampshire Main Street Relief Fund Loan is an amount loaned under a state Covid-19 relief program. The Company received $ 21,366 of funding and repaid $1,366 of this amount, believing it qualified for forgiveness of the balance. During 2021, uncertainty arose regarding having met the forgiveness criteria. Accordingly, until the terms of this obligation are resolved, the Company has recorded the unpaid balance as a liability. This liability has been reclassified to Long-Term from Current as of December 31, 2022 due to the passage of time.

After giving retroactive effect to the restructuring of the abovementioned Notes and Loans as of December 31, 2022, payments of long-term debt outstanding over the ensuing five calendar years and thereafter are as follows:

2023	$ 34,327
2024	1,255,464 [*]
2025	28,749
2026	10,138
2027	10,657
Thereafter	60,696
	$ 1,400,031

[* $ 1,117,000 and $ 102,000 of this amount represents Subordinated Convertible Promissory Notes and Bridge Loans, respectively, which may be settled by conversion into Common Stock of CSF (see 4(a) & 4(b) & 4(c) above).]

Interest paid on debt during the years ended December 31, 2022 and 2021 was $ 17,415 and $ 11,900, respectively.

The Operating Lease Liability represents the net present value of payments due under the Company's operating lease for its premises. As of December 31, 2022, lease payments related to and amortization of the Company's Operating Lease Right-of-Use-Asset and Liability are as follows for the calendar years 2022 through 2025:

	Lease Payments	Amortization
2023	$ 41,000	$ 30,460
2024	44,000	30,807
2025	33,000	21,924
	$ 118,000	$ 83,191

Note 5 – Shareholders' Equity & (Deficit)

Changes in Shareholders' Equity & (Deficit) during the years ended December 31, 2022 was as follows (see Note 1 regarding combination of companies under common control):

Clean Simple Foods, Inc.

Notes to Unaudited Financial Statements

As of December 31, 2022 & 2021 and
   for the Calendar Years ended December 31, 2022 & 2021

| | Common Stock | | | |
	Shares	Par Value	Additional Paid-in Capital	Deficit
As of December 31, 2021	2,000,000	$ 19.00	$ 79,981	$ (1,239,945)
CrowdFunding Activity				
Shares purchased & issuable	124,781	1.26	191,379	
Shares awarded to StartEngine	2,495	.02	4,366 (a)	
	127,276	1.28	195,745	
Cost of Raising Capital				
Out-of-Pocket Costs			(71,477)	
Awarded shares			(4,366) a)	
			(75,843)	
Net CrowdFunding	127,276	1.28	119,902	
Grants to Advisors	30,000	0.30	26,248 (b)	
Loss for period				(423,182)
As of December 31, 2022	2,157,276	$ 21.58	$ 226,131	$ (1,663.127)

   (a) At Fair Value of shares awarded
   (b) At Fair Value, if known, of shares at date awarded

There were no changes in Shareholders' Equity/(Deficit) during the year ended December 31, 2021 other than the addition of the period's loss to the (Deficit).

   — *CrowdFunding Activity*

On September 16, 2022, CSF registered an Offering with the Securities and Exchange Commission under Regulation CrowdFunding. Under the Offering, potential investors were offered CSF common shares at a price of $1.75 per share. The maximum proceeds from the Offering was set at $ 1,070,000. All shares to be sold bear the requirement that the shares' voting rights be assigned via proxy to a Founder. The Offering is being managed by the online CrowdFunding intermediary StartEngine. In return for its intermediary services, StartEngine charges a one-time fixed fee and continuing variable fees for processing investor payments and escrow & investor ledger services. In addition, StartEngine receives 2% of the gross Offering proceeds, payable in CSF common shares, priced at the Offering price. These shares have been recorded as Additional Paid-in Capital and are offset against Cost of Raising Capital.

Funds for purchases are paid by the purchaser to SearchEngine upon executing the purchase. StartEngine remits such funds to CSF approximately 30 days after their receipt, net of any unpaid StartEngine related fees and refundable retention for purchaser debt risks.

Costs directly relatable to raising capital are offset against the capital raised. Prior to registering and during the Offering, CSF incurred costs for, among other things, engaging a certified public accountant to review Nuttin's & CSF's financial statements, preparation of on-line materials to accompany the Offering (e.g. videos of products & their uses), engagement of an Offering manager & promoter, and similar activities.

Per the offering, share purchases executed prior to certain dates were awarded "bonus" shares. No amounts were payable for these shares in excess of the original purchase amount. In effect, the bonus shares discount the offering per share purchase price.

— *Strategic Planning Engagement*

On April 15, 2022, the Company entered into a consulting agreement with TIG Brands, operated by The Intertwine Group, LLC. Under the agreement, TIG will advise management regarding development and implementation of a strategic plan. Fees for these services are payable monthly in a combination of cash and grants of rights to purchase an interest in Nuttin Ordinary LLC. If the rights are exercised, as the sole owner of Nuttin Ordinary LLC, CSF will issue its common stock to meet this obligation. The rights have no expiry date. In the event of an Equity Financing event, as defined, the rights require TIG to purchase the same form of shares sold in the Equity Financing event at 80% of the offering price. In certain circumstances, TIG may either exercise the rights or require the Company to pay TIG the amount of its fees deferred for the potential purchase of shares under the rights.

As of December 31, 2022, TIG's deferred fees for potential purchase of shares totaled $ 22,500. At the CrowdFunding offering price, these deferred fees would purchase 16,071 shares.

— *Advisors' Agreements*

Pursuant to agreements entered into on June 27, 2022 and October 2, 2022 with two Advisors, CSF granted each Advisor 10,000 of its common shares upon signing the Agreement. Under each agreement an additional 30,000 shares are issuable to each Advisor on specified dates during the ensuing two years.

At the time of the award in June, there was no fair value determinable for such shares. Accordingly, the issuance was recorded at the share's par value. At the time of the award in October, the Company's CrowdFunding offering had been registered and numerous investors had purchased the offered shares at $ 1.75 per share. Accordingly, professional fees expense was recorded for the fair value of these shares awarded. In December, pursuant to the agreement, an Advisor was awarded another 10,000 shares which were earned both before and subsequent to the CrowdFunding offering. Professional fees expense was recorded for the shares which did have a known fair value.

— **Obligation to former Member of Nuttin' Ordinary LLC**

During 2017, via e-mail, a Member of Nuttin' Ordinary LLC requested that its $ 20,000 investment be returned. Through efforts of Company management and Company counsel, the Company has attempted to locate the ex-investor to return these funds. Those efforts have been unsuccessful. There is no formal debt arrangement covering this obligation. It does not bear interest and is considered payable upon demand, should the ex-investor come forward for payment. Prior to December 31, 2022, Nuttin' carried this obligation as a Current Liability. Given the passage of five years with no further contact from the ex-investor and unsuccessful attempts to locate the ex-Member, the Company has reclassified this obligation to a Long-term Liability.

Note 6 – Non-Operating Item – Covid-19 Relief

During Calendar 2021 and 2020, the Company received various non-refundable grants, forgiveness of and deferrals of principal & interest payments on debt, and funding of loans under Small Business Administration programs designed to assist companies during the Covid-19 pandemic. Among these loans was a New Hampshire Main Street Fund Loan, the repayment of which is uncertain. (See Note 4(j))

Note 7 – Taxes

Prior to the assignment of the LLC's membership interests to CSF, the net income/loss of the LLC was allocated ("passed-through") to the LLC's members for inclusion in their personal tax returns in accordance with the Internal Revenue Code.

CSF is subject to Federal income tax on its taxable net income. Losses may be carried forward to offset future taxable income. CSF's taxable income/(loss) does not pass-through to its shareholders.

It has not been determined if all of CSF's (Deficit) may be carried forward to offset future CSF income or if only that portion which arises subsequent to the assignment of the LLC's membership interests to CSF may be carried forward.

Note 8 – Commitments & Contingencies

Lease Obligations

The Company leases approximately 8,000 square feet of manufacturing, warehousing and office space. Upon the lease termination, the landlord has the right to require the Company to restore the premises to their status at the commencement of the lease.

CONFIDENTIAL

Clean Simple Foods, Inc.
Notes to Unaudited Financial Statements
As of December 31, 2022 & 2021 and
**   for the Calendar Years ended December 31, 2022 & 2021**

Concentration of Risk

During 2022 and 2021, 92% and 90% of the Company's sales were to one distributor for resale and distribution to various regional chain and local/private grocery retailers. The Company's operations, viability and prospects would be materially adversely affected should that distributor no longer provide these services to the Company. Company management has no reason to believe it cannot adequately manage this risk.

Similarly, the Company's products are sold to consumers by a limited number of regional chain and local/private grocery retailers. Loss of any of the regional chain retailers would have a material adverse effect on the Company's operations, viability and prospects. Company management has no reason to believe it cannot adequately manage this risk.

Note 9 – Subsequent Events

Capital Transactions

The Company's CrowdFunding offering ended on January 28, 2023. Subsequent to December 31, 2022, the Company sold 26,623 shares of common stock via the CrowdFunding offering. After StartEngine fees, these sales net to approximately $ 42,500 of proceeds for the Company.

CERTIFICATION

I, JOSHUA D. VELASQUEZ, Principal Executive Officer of Clean Simple Foods, Inc. , hereby certify that the financial statements of Clean Simple Foods, Inc. included in this Report are true and complete in all material respects.

JOSHUA D. VELASQUEZ

CEO